UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation 401(k) Savings Plan

Index

December 31, 2015

*	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of First American Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Squar Milner LLP (formerly Squar, Milner, Peterson, Miranda & Williamson, LLP)

Newport Beach, California

June 28, 2016

First American Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$1,057,197,123	$1,055,666,284
Receivables:
Participant contributions	—	2,004,590
Employer contributions	37,216,214	16,289,547
Notes receivable from participants	20,886,585	21,311,373
Due for securities sold	26,428	173,362

Total receivables	58,129,227	39,778,872

Net assets available for benefits	$1,115,326,350	$1,095,445,156

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(22,648,509)	$38,080,288
Interest and dividend income	31,972,078	34,071,430

Total investment income	9,323,569	72,151,718
Interest income on notes receivable from participants	924,498	915,608
Contributions:
Participants	68,477,156	72,954,441
Employer	37,263,933	16,289,547

Total contributions	105,741,089	89,243,988

Total additions	115,989,156	162,311,314

Deductions
Benefits paid to participants	(94,852,825)	(99,976,723)
Corrective distributions	(5,816)	(2,106)
Administrative expenses	(1,249,321)	(963,219)

Total deductions	(96,107,962)	(100,942,048)

Increase in net assets	19,881,194	61,369,266

Net assets available for benefits
Beginning of year	1,095,445,156	1,034,075,890

End of year	$1,115,326,350	$1,095,445,156

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of the First American Financial Corporation (the “Company”) and of adopting subsidiaries. Employees are generally eligible to participate in the Plan on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code (“IRC”).

The Plan is administered by the Company’s Administrative Benefits Plan Committee (“Plan Committee”). The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“FMTC”). FMTC delegates certain designated recordkeeping services to Fidelity Investments Institutional Operations Company, Inc. The Plan Committee directs FMTC to utilize Fidelity Brokerage Services LLC to provide brokerage services to the Plan.

Contributions

Participants may contribute from 1% to 60% of their annual compensation to the Plan, or from 1% to 15% for participants classified as highly compensated, up to an annual limit set forth in the IRC. Participants may elect to make pretax deferrals, after-tax Roth deferrals, or a combination of the two.

Discretionary matching contributions may be made by the Company, which have historically been based on the pretax profitability of the Company for the most recent fiscal year. For the years ended December 31, 2015 and 2014, the Company’s Board of Directors approved discretionary matching contributions of $37,216,214 and $16,289,547, respectively, which were credited to participant accounts in the first quarters of 2016 and 2015, respectively. The matching contributions were allocated to participant accounts and invested based on participant elections under the Plan. For every $1.00 contributed by eligible participants to the Plan during 2015 and 2014, up to 3% of eligible pay, the Company made a matching contribution of $1.50 and $0.75, respectively. The Company may also make profit sharing contributions to the Plan, but did not do so for the years ended December 31, 2015 and 2014. References to Company contributions refer to both matching and profit sharing contributions, where applicable.

Participants are allowed to make rollover contributions into the Plan from other qualified plans or conduit individual retirement accounts.

Investment Options

Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan, including a qualified default investment alternative selected by the Plan Committee. Investment options offered to participants include target date retirement commingled pools, a US Equity Index commingled pool, mutual funds and a Company common stock fund. Effective July 1, 2015, the Plan was amended to prohibit participants from making additional investments in the Company common stock fund. For further information, see Note 9 Plan Amendments.

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options up to certain limits as described by the Plan. Participants may generally change their investment options at any time.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

Employees who become eligible to participate in the Plan are automatically enrolled unless affirmatively electing not to participate within a specified time period as required by the Plan. For participants who are automatically enrolled in the Plan, pretax deferrals of 3% are withheld each payroll period and are contributed into a qualified default investment alternative until a valid election is made.

Each participant account is adjusted to reflect participant and Company contributions, withdrawals, loan activity, investment earnings or losses and fees. The benefit to which a participant is entitled is the vested balance in the participant’s account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon.

For those participants hired prior to January 1, 2013, vesting in Company contributions has been immediate. Participants hired on, or after, January 1, 2013 are required to complete two years of service prior to vesting in any Company contributions, at which time they become 100% vested. The Plan allows for immediate vesting for participants in the event of death, disability, or retirement if on, or after, the normal retirement age as defined by the Plan.

Payment of Benefits

The Plan allows for lump sum participant withdrawals upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Subject to certain restrictions as described by the Plan, participants may also make withdrawals in the event of a financial hardship.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to Plan guidelines. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding note balance the participant may have had for all loans from the Plan during the one-year period preceding the day on which the new note would be made. Notes are subject to an initiation fee and other expenses as incurred.

Note terms are determined pursuant to Plan guidelines. Notes are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the note is made, as determined pursuant to Plan guidelines. Notes are fully amortized and require payments of principal and interest through payroll deductions or other methods as prescribed by Plan guidelines where payroll deductions are not sufficient or available. A participant may repay a note in full at any time without penalty; however partial prepayment is not permitted. As of December 31, 2015 and 2014, interest rates ranged from 4.25% to 9.25% per annum with maturity dates through January 2026.

Forfeited Accounts

Forfeited balances of terminated participants’ accounts may be used to reduce future employer contributions or to pay administrative expenses. At December 31, 2015 and 2014, forfeited accounts totaled $386,146 and $195,743, respectively. During 2015, $90,060 of forfeited accounts were used to reduce employer contributions or administrative expenses. During 2014, no forfeited accounts were used to reduce employer contributions or administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for further discussion of the fair value of Plan investments.

Investments in securities are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Certain annual and transaction specific fees are paid out of Plan assets and are reflected on the statements of changes in net assets available for benefits. Other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Pending Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued a three-part update as part of a simplification initiative intended to simplify employee benefit plan accounting. Part I requires that fully benefit-responsive investment contracts be measured, presented and disclosed at contract value and eliminates certain fair value presentation and disclosure requirements. Part II simplifies plan investment disclosures by removing the requirement to disclose (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation in fair value of investments by general type. Part III provides a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with month-end. The updated guidance is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. Except for the disclosure requirements included in Part II, the Company does not expect the adoption of the updated guidance to impact the Plan’s financial statements.

In May 2015, the FASB issued updated guidance intended to eliminate the diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. Under the updated guidance, investments for which fair value is measured at net asset value per share using the practical expedient should no longer be categorized in the fair value hierarchy. The updated guidance requires retrospective adoption for all periods presented and is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. Except for the disclosure requirements, the Company does not expect the adoption of the updated guidance to impact the Plan’s financial statements.

3. Fair Value Measurements

The fair values of Plan assets are classified using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Plan (observable inputs) and management’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Investments in common stocks and mutual funds are generally classified within Level 1 of the fair value hierarchy. Common stocks are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) based on closing prices as reported by the fund and are deemed to be actively traded.

Commingled pool investments classified within Level 2 of the fair value hierarchy are redeemable, have trades that settle daily and have no future commitments or other trading restrictions. Commingled pool investments are valued at the NAV of units of the commingled pools, which are based on the fair values of the underlying investments held by the funds less liabilities. Were the Plan to initiate a full redemption of the commingled pool, there could be a temporary delay in withdrawal from the commingled pool in order to ensure that securities liquidations are carried out in an orderly manner.

The following table presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015 and 2014, classified using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Mutual funds
Money Market	$81,728,740	$—	$—	$81,728,740
Bonds	114,304,535	—	—	114,304,535
Balanced	59,828,376	—	—	59,828,376
Large Cap	163,229,020	—	—	163,229,020
Mid Cap	51,441,120	—	—	51,441,120
Small Cap	108,333,652	—	—	108,333,652
International Equity	105,740,124	—	—	105,740,124
Commingled pools
Target date	—	162,325,789	—	162,325,789
US equity index	—	97,578,165	—	97,578,165
Common stock funds
First American Financial Corporation	112,345,923	—	—	112,345,923
Wells Fargo & Company	341,679	—	—	341,679

Total investments at fair value	$797,293,169	$259,903,954	$—	$1,057,197,123

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual funds
Money Market	$81,637,568	$—	$—	$81,637,568
Bonds	111,173,462	—	—	111,173,462
Balanced	63,390,222	—	—	63,390,222
Large Cap	166,612,158	—	—	166,612,158
Mid Cap	56,245,816	—	—	56,245,816
Small Cap	114,192,311	—	—	114,192,311
International Equity	107,257,887	—	—	107,257,887
Commingled pools
Target date	—	140,766,537	—	140,766,537
US equity index	—	94,350,391	—	94,350,391
Common stock funds
First American Financial Corporation	119,610,501	—	—	119,610,501
Wells Fargo & Company	429,431	—	—	429,431

Total investments at fair value	$820,549,356	$235,116,928	$—	$1,055,666,284

4. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014:

	2015		2014
Mutual funds
American Funds Growth Fund of America Class R5		$71,021,906	$68,593,959
* Fidelity Balanced K Fund		$59,828,376	$63,390,222
* Fidelity Institutional Money Market Portfolio		$81,728,740	$81,637,568
* Fidelity Low-Priced Stock K Fund	$	**	$56,245,816
Harbor International Instl CL	$	**	$61,210,606
* Spartan US Bond Index Fund		$100,114,697	$97,148,880
Vanguard Dividend Growth Fund		$78,458,854	$82,592,670
Vanguard Small Cap Index – Class I		$75,760,246	$76,232,894
Commingled pool
* Fidelity US Equity Index Pool		$97,578,165	$94,350,391
Common stock fund
* First American Financial Corporation		$112,345,923	$119,610,501

*	Denotes party-in-interest.
**	Investment balance below 5% threshold at December 31, 2015.

Approximately 10.6% and 11.3% of the Plan’s investments were comprised of a common stock fund of the Company at December 31, 2015 and 2014, respectively.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

The Plan’s investments (depreciated) appreciated in value during the years ended December 31, 2015 and 2014, including gains and losses on investments bought and sold, as follows:

	2015	2014
Mutual funds	$(30,222,359)	$822,235
Commingled pools	(157,370)	17,273,768
First American Financial Corporation common stock fund	7,735,938	19,908,242
Wells Fargo & Company common stock fund	(4,718)	76,043

	$(22,648,509)	$38,080,288

5. Party-In-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

The Company incurred certain administrative expenses of the Plan for the years ended December 31, 2015 and 2014 totaling $637,434 and $563,684, respectively.

Certain Plan investments include shares of mutual funds and a commingled pool managed by Fidelity Management & Research Company (“FMR”). FMR is a related entity to FMTC, the trustee of the Plan.

At December 31, 2015 and 2014, the Plan held 3,129,375 and 3,528,303 shares in the Company common stock fund with fair values of $112,345,923 and $119,610,501, respectively. During 2015 and 2014, the Plan made purchases of shares in the Company common stock fund totaling $1,996,358 and $5,393,670, respectively, and sales of shares in the Company common stock fund totaling $20,326,319 and $18,831,580, respectively.

6. Corrective Distributions

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2015 and 2014, one adopting subsidiary under the Plan did not satisfy the non-discrimination tests and the Plan took corrective action by returning an immaterial amount of excess contributions and related investment income and losses.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participant accounts shall remain vested in accordance with Plan provisions.

8. Federal Income Tax Status

The Plan is required to operate in conformity with the IRC to maintain its qualification. The IRS has determined and informed the Company by letter dated October 28, 2013, that the Plan is designed in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes.

The Company evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2006.

9. Plan Amendments

On July 1, 2015, the Plan was amended to prohibit participants from making additional investments in the Company common stock fund. The Plan amendment did not require participants to liquidate any existing balances.

First American Financial Corporation 401(k) Savings Plan

EIN: 26-1911571 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	American Funds Growth Fund of America Class R5	Registered Investment Company		$71,021,906
*	Fidelity Balanced K Fund	Registered Investment Company		59,828,376
*	Fidelity Institutional Money Market Portfolio	Registered Investment Company		81,728,740
*	Fidelity Low-Priced Stock K Fund	Registered Investment Company		51,441,120
	Harbor International Instl CL	Registered Investment Company		55,566,147
	John Hancock Discipline Value	Registered Investment Company		13,748,260
	Pimco Low Duration Inst CL Fund	Registered Investment Company		14,189,838
*	Spartan International Index Fund	Registered Investment Company		50,173,977
*	Spartan US Bond Index Fund	Registered Investment Company		100,114,697
	Vanguard Dividend Growth Fund	Registered Investment Company		78,458,854
	Vanguard Explorer Fund Admiral Class	Registered Investment Company		32,573,406
	Vanguard Small Cap Index – Class I	Registered Investment Company		75,760,246
*	Fidelity US Equity Index Pool	Commingled Pool		97,578,165
	Vanguard Target Ret	Commingled Pool		4,321,116
	Vanguard Target 2010	Commingled Pool		2,826,970
	Vanguard Target 2015	Commingled Pool		11,409,640
	Vanguard Target 2020	Commingled Pool		22,630,014
	Vanguard Target 2025	Commingled Pool		31,302,955
	Vanguard Target 2030	Commingled Pool		26,998,552
	Vanguard Target 2035	Commingled Pool		21,867,710
	Vanguard Target 2040	Commingled Pool		18,736,465
	Vanguard Target 2045	Commingled Pool		12,279,269
	Vanguard Target 2050	Commingled Pool		7,253,236
	Vanguard Target 2055	Commingled Pool		2,439,835
	Vanguard Target 2060	Commingled Pool		260,027
*	First American Financial Corporation	3,129,375 shares of Common Stock Fund		112,345,923
	Wells Fargo & Company	6,266 shares of Common Stock Fund		341,679

				1,057,197,123
*	Notes receivable from participants	Maturities through January 2026 with interest rates from 4.25% to 9.25%		20,886,585

				$1,078,083,708

*	Denotes party-in-interest.
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan
Date: June 28, 2016	By:	/s/ Mark E. Rutherford
Mark E. Rutherford,
Chairman of the First American Financial Corporation Administrative Benefits Plan Committee